First Cash Financial Services, Inc.
690 E. Lamar Blvd., Suite 400
Arlington, TX 76011
817-460-3947

July 15, 2014

Mr. Scott Anderegg
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-4720

Re:	First Cash Financial Services, Inc.
Registration Statement on Form S-4
Filed June 27, 2014
File No. 333-197081 and -01 to -12

Mr. Anderegg:

In accordance with Rule 461, First Cash Financial Services, Inc. and its subsidiary guarantor co‑registrants (collectively, the “Company”) hereby respectfully request acceleration of the effective date of the above-captioned registration statement on Form S-4 (the “Registration Statement”) so that the Registration Statement will be declared effective at 3:00 p.m. Eastern Time on July 17, 2014, or as soon thereafter as practicable.
In requesting acceleration of the effective date of the Registration Statement, the Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Marshall Chalmers of Alston & Bird LLP at (404) 881-7463 with any questions. In addition, please notify Mr. Chalmers when this request for acceleration has been granted.
Very truly yours,
FIRST CASH FINANCIAL SERVICES, INC.
COLLEGE PARK JEWELERS, INC.
FAMOUS PAWN, INC.
FCFS CO, INC.
FIRST CASH CORP.
FIRST CASH CREDIT, LTD.
FIRST CASH, LTD.
FIRST CASH MANAGEMENT, L.L.C.
FIRST CASH CREDIT MANAGEMENT, L.L.C.
KING PAWN, INC.
LTS, INCORPORATED
MARYLAND PRECIOUS METALS INC.
MISTER MONEY - RM, INC.

By:	/s/ R. Douglas Orr
	Name:	R. Douglas Orr
	Title:	Executive Vice President, Chief Financial Officer, Secretary, Treasurer and Manager

cc:	Mr. Hill Jeffries
Mr. Marshall Chalmers
Alston & Bird LLP